

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2020

Adam Holland
Chief Financial Officer
TIVITY HEALTH, INC.
701 Cool Springs Blvd
Franklin, TN. 37067

> **Re: TIVITY HEALTH, INC.**
> **Form 10-K for the year ended December 31, 2019**
> **Filed on February 27, 2020**
> **File No. 0000704415**

Dear Mr. Holland:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

1. In March 2019, you acquired Nutrisystem, Inc. which resulted in the creation of the Nutrition segment. In less than one year after acquiring this entity, you have recorded material goodwill and intangible asset impairment charges related to this segment in both the fourth quarter of 2019 and the first quarter of 2020. This segment represented approximately 53% of your total revenues for the three months ended March 31, 2020. We also note that in May 2020 you announced that the Board has decided to explore strategic alternatives for the Nutrition segment. In light of the above, please provide a separate and robust segment discussion and analysis to help readers better understand your results of operations. Your segment discussion should quantify the impact of each factor when multiple factors contribute to material changes. For example, please quantify the extent to which material changes in sales are due to increases or decreases in prices

separately from the extent to which material changes are due to changes in volume. Please also provide a discussion of any known trends or uncertainties that you reasonably expect will have a material impact on future operating results. This could include trends related to customer growth or uncertainties related to the recoverability of recorded assets. Please refer to Item 303(a)(3) of Regulation S-K. See also Sections 501.02, 501.07 and 501.12 of the Financial Reporting Codification as well as Section III.F.1 of SEC Release 33-6835.

4. Revenue Recognition, page 59

2. Please tell us how you considered the requirements in ASC 606-10-50-13 to 50-15 to disclose information about remaining performance obligations or application of optional exemptions. In this regard, we note your disclosure that in your Health segment there are generally no performance obligations that are unsatisfied at the end of a particular month; however, we also note that with the exception of Prime Fitness, your customer contracts generally have initial terms of approximately three years with some contracts allowing the customer to terminate early and/or determine on an annual basis to which of their members they will offer your programs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or in his absence, Nudrat Salik at 202-551-3692 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences